

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2021

Daniel Guglielmone
Executive Vice President - Chief Financial Officer
FEDERAL REALTY INVESTMENT TRUST
909 Rose Avenue, Suite 200
North Bethesda , Maryland 20852

>   **Re: FEDERAL REALTY INVESTMENT TRUST**
>   **Form 10-K for Fiscal Year Ended December 31, 2020**
>   **Filed February 11, 2021**
>   **File No. 001-07533**

Dear Mr. Guglielmone:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2020

Item 7. Managment's Discussion and Analysis of Financial Condition and Results of Operations
Property Operating Income , page 42

1.   We note you present property operating income as a Non-GAAP measure.   It appears the reconciliation of operating income to property operating income included in prior annual reports has been removed from the current annual report.   Please revise your future filings to include this reconciliation to comply with the requirements outlined within paragraph 10(e)(i)(B) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction